SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2023

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow, Ireland
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into our Registration on Form S-8 (File Nos. 333-182279,333-195232 and 333-253070) and Registration Statements on Form F-3 (File Nos. 333-239701, 333-264992 and 333-267160).

 EXPLANATORY NOTE

On February 22, 2023, Trinity Biotech plc (“Trinity”) issued a press release announcing that it and certain of its subsidiaries entered into an amended and restated senior secured term loan credit facility (the “Term Loan”) with Perceptive Advisors (“Perceptive”), an investment manager with an expertise in healthcare.  The amendment to the Term Loan allows for an immediate $5,000,000 increase to its outstanding Term Loan and provides for a $20,000,000 facility to fund potential acquisitions.

The 48-month Term Loan matures in January 2026 and accrues interest at an annual rate equal to 11.25% plus the greater of (a) Term SOFR Reference Rate and (b) one percent per annum, and interest is payable monthly in arrears in cash.  The Term Loan does not require any amortization, and the entire unpaid balance will be payable upon maturity. The Term Loan can be repaid, in part or in full, at a premium before the end of the four-year term.

In connection with the increased Term Loan facility, the Company agreed to reprice the 2,500,000 warrants (“the Warrants”) originally issued to Perceptive under the Term Loan, with the Warrants now having a per ADS price of $1.071 compared to their initial per ADS exercise price of $1.30.

The foregoing description of the Term Loan, Warrant Amendment and press release does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Credit Agreement and Guaranty, First Amendment to Warrant Certificate and press release which are respectively filed as Exhibits 4.10, 4.12.1 and 99.1 hereto, and are incorporated herein by reference.

EXHIBIT INDEX

Exhibit	Description

4.10	Amended and Restated Credit Agreement and Guaranty dated February 21, 2023
4.12.1	First Amendment to Warrant Certificate dated February 21, 2023
99.1	Press release titled: “Trinity Biotech Announces Entry Into An Increased Loan Facility to Fund Potential Acquisitions”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
Trinity Biotech plc
(Registrant)

By:	/s/ John Gillard
John Gillard
Chief Financial Officer

Date:  February 22, 2023